

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Via E-mail
Mr. Matthew Lang
General Counsel and Corporate Secretary
Myovant Sciences Ltd.
2000 Sierra Point Parkway, 9th Floor
Brisbane, CA 94005

Re: Myovant Sciences Ltd.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Market Access Services Agreement
Exhibit No. 10.2 Manufacturing & Services Agreement
Filed November 12, 2020
File No. 001-37929

Dear Mr. Lang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance